Exhibit 99.1

November 4, 2025

TO THE SHAREHOLDERS OF PERFORMANCE SHIPPING INC.

Enclosed is a Notice of the Annual General Meeting of Shareholders (the “Annual Meeting”) of Performance Shipping Inc. (the “Company”), which will be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, on December 3, 2025 at 12:00 p.m. local time.

At the Annual Meeting, holders of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) will consider and vote upon the following proposals (the “Proposals”):

1.	To elect two Class III Directors to serve until the 2028 Annual Meeting of Shareholders of the Company (“Proposal One”);

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025 (“Proposal Two”); and

3.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on October 27, 2025 (the “Shareholders”) will be entitled to vote at the Annual Meeting. The Shareholders will vote as a single class at the Annual Meeting.

Provided that a quorum is present, adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Annual Meeting, either in person or by proxy. Provided that a quorum is present, adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Annual Meeting, either in person or by proxy. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Annual Meeting shall constitute a quorum for the purposes of the Annual Meeting. If less than a quorum is present, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Annual Meeting until a quorum is present.

Consenting to electronic delivery of future proxy materials. You can help us save significant printing and mailing expenses by consenting to access proxy materials, including the notice of the meeting, proxy statement and annual report electronically via e-mail or the internet. You can choose this option by following the instructions at www.proxyvote.com. If you choose to receive your proxy materials and annual report electronically, then prior to next year’s shareholders’ meeting you will receive notification when the proxy materials and annual report are available for online review over the internet, as well as instructions for voting electronically over the internet. Your choice for electronic distribution will remain in effect for subsequent meetings unless you revoke such choice prior to future meetings by revoking your request online.

You are cordially invited to attend the Annual Meeting in person. If you attend the Annual Meeting, you may revoke your proxy and vote your Common Shares or Series C Preferred Shares, as applicable, in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS IMPORTANT THAT YOUR COMMON SHARES AND SERIES C PREFERRED SHARES, AS APPLICABLE, BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT November 4, 2025, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN ACCORDANCE WITH THE BOARD’S RECOMMENDATION DESCRIBED IN THE PROXY STATEMENT. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours,

Andreas Michalopoulos
Chief Executive Officer

373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece Tel: + (30) (216) 6002-400, Fax: + (30) (216) 6002-599 e-mail: ir@pshipping.com – www.pshipping.com

PERFORMANCE SHIPPING INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
November 4, 2025

NOTICE IS HEREBY given that the Annual General Meeting (the “Annual Meeting”) of the holders (the “Shareholders”) of shares of (i) the Company’s common stock par value $0.01 per share (the “Common Shares”) and (ii) the Company’s Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share (the “Series C Preferred Shares”) of Performance Shipping Inc. (the “Company”) will be held on December 3, 2025 at 12:00 p.m. local time at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece for the following purposes, which are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class III Directors to serve until the 2028 Annual General Meeting of Shareholders of the Company;

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025; and

3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on October 27, 2025 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

Only holders of record of our Common Shares and holders of record of our Series C Preferred Shares at the close of business on October 27, 2025 will be entitled to vote at the Annual Meeting. The holders of the Common Shares and the Series C Preferred Shares will vote as a single class at the Annual Meeting.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED WITHOUT DIRECTION AS TO ONE OR MORE PROPOSALS WILL BE VOTED TO THE EXTENT NO DIRECTION IS GIVEN IN ACCORDANCE WITH THE BOARD’S RECOMMENDATION DESCRIBED IN THE PROXY STATEMENT.

All Shareholders must present a form of personal official government-issued photo identification in order to be admitted to the Annual Meeting. In addition, if your Common Shares or Series C Preferred Shares, as applicable, are held in the name of your broker, bank or other nominee and you wish to attend the Annual Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares or the Series C Preferred Shares, as applicable, on October 27, 2025.

If you attend the Annual Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Andreas Michalopoulos Chief Executive Officer

November 4, 2025
Athens, Greece

PERFORMANCE SHIPPING INC.
373 SYNGROU AVENUE
175 64 PALAIO FALIRO
ATHENS GREECE

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 3, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Performance Shipping Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders (the “Shareholders”) of (i) shares of common stock par value $0.01 per share (the “Common Shares”) and (ii) Series C Convertible Cumulative Redeemable Perpetual Preferred Stock par value $0.01 per share of the Company (the “Series C Preferred Shares”) of the Company to be held at 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece on December 3, 2025  at 12:00 p.m. local time in Athens, or at any adjournment or postponement thereof (the “Annual Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company entitled to vote at the Annual Meeting on or about November 4, 2025.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on October 27, 2025 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof. The Company has issued and outstanding 12,432,158 Common Shares and 1,423,912 Series C Preferred Shares. Each holder of record of Common Shares on the Record Date at the close of business is entitled to one (1) vote for each Common Share held. Each holder of record of Series C Preferred Shares on the Record Date is entitled to a number of votes equal to the number of Common Shares into which such holder’s Series C Preferred Shares would then be convertible, multiplied by 10, or approximately 185 votes for each Series C Preferred Share. The Shareholders shall vote on each of the Proposals as a single class. One or more Shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Annual Meeting shall constitute a quorum for the purposes of the Annual Meeting. The Common Shares and the Series C Preferred Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Annual Meeting or any adjournment or postponement thereof. Any signed proxies returned without direction as to one or more proposals will be voted, to the extent no direction is given, in accordance with the Board’s recommendation described in the proxy statement.

In the event that a quorum is not present at the Annual Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board on the Proposal described in this Proxy Statement are not timely received, Shareholders representing a majority of the voting rights present either in person or by proxy will have the power to adjourn the Annual Meeting. If the Annual Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Annual Meeting will be required other than announcement at the Annual Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the NASDAQ Capital Market under the symbol “PSHG.”

REVOCABILITY OF PROXIES

A Shareholder giving a proxy may revoke it at any time before it is exercised. If you do not hold your shares through an account with a brokerage firm, bank or other nominee, a proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. If you hold Common Shares or Series C Preferred Shares, as applicable, in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

PROPOSAL ONE

ELECTION OF DIRECTORS

Following the Annual Meeting, the Board of Directors will be comprised of five members, divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each class of directors serves for a three-year term and until their successors are elected and have qualified. Accordingly, the Board has nominated Alex Papageorgiou and Mihalis Boutaris, each as a Class III director, for re-election as directors whose term would expire at the Company’s 2028 annual meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position

Alex Papageorgiou	54	Class III Director

Mihalis Boutaris	51	Class III Director

Alex Papageorgiou has served as an independent Director of the Company and as the Chairman of our Audit Committee since the 2022 annual meeting of shareholders. He has over 25 years of experience in banking, capital markets, real estate, and shipping. Alex Papageorgiou previously served as the Chief Executive Officer of Hystead Limited, a retail real estate company with over Euro 750 million in shopping mall assets located throughout Southeast Europe. He was also the founder and Chief Executive Officer of Assos Capital Limited, a real estate private equity firm focused on real estate in Southeast Europe, as well as Assos Property Management EOOD, a leading retail property management company in Bulgaria. He served as a Director of Seanergy Maritime Corp. (now Seanergy Maritime Holdings Corp.) from December 2008 to November 2009. From 2007 to 2008, he served as a non-executive Director at First Business Bank in Athens, Greece. Between March 2005 and May 2006, he was the chief financial officer of Golden Energy Marine Corp., an international shipping company transporting a variety of crude oil and petroleum products based in Athens, Greece. From March 2004 to March 2005, Alex Papageorgiou served as a director in the equities group in the London office of Citigroup Global Markets Inc., where he was responsible for the management and development of Citigroup’s Portfolio Products business in the Nordic region. From March 2001 to March 2004, Alex Papageorgiou served as a vice president in the equities group in the London office of Morgan Stanley & Co., where he was responsible for Portfolio Product sales and sales-trading coverage for the Nordic region and the Dutch institutional client base. From April 1997 to March 2001, he was an associate at J.P. Morgan Securities Ltd. in the Fixed Income and Investment Banking divisions. Alex Papageorgiou holds an MSC in Shipping, Trade and Finance from City University Business School in London, UK and a BA (Hons) in Business Economics from Vrije Universiteit in Brussels, Belgium.

Mihalis Boutaris has served as an independent Director of the Company, as a member of our Audit Committee, and as a member of our Compensation Committee as of the 2022 annual meeting of shareholders. As a 5th-generation winemaker, he is the vice-president of Kir-Yianni and the secretary of the Yiannis Boutaris Foundation. He has worked for wineries in California, Chile, France, and Greece. In 2006 Mihalis joined BCG as an associate and grew his track record by managing clean-tech joint ventures including eco-friendly biopesticides, hydroelectric energy, and a pilot project of Motor Oil Hellas in concentrated solar power. In 2011 he moved to Shanghai to establish XiGu, a pioneering fine wine estate in Northwest China, while growing Greek exports in Asia Pacific. In 2019 he became an advisor to the Innovation Office of NCSR “Demokritos” in Athens. A year later he also founded Athroa, a venture studio backed by private investors & BigPi, one of the leading deep-tech VCs in Greece, that commercialized several patents by inventors in Greece and beyond. He graduated from Harvard with a BA in philosophy and from UCDavis with a MSc in horticulture. He has served in the Greek Marine Corps and co-founded Arcturos, a wildlife NGO.

Audit Committee. The Company’s Board has established an Audit Committee, composed of two independent members of its board of directors, who are responsible for reviewing the Company’s accounting controls, recommending to the board of directors the engagement of its external auditors and pre-approving audit and audit-related services and fees. As directed by its written charter, the Audit Committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the Audit Committee. Alex Papageorgiou serves as the Chairperson of the Audit Committee and Mihalis Boutaris serves as a member. The Company believes that Mr. Papageorgiou qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

Required Vote. Directors will be elected on a plurality basis, as provided under the Company’s Amended and Restated Articles of Incorporation. This means that the director nominee receiving the greatest number of votes cast “FOR” their election will be elected.

Effect of Abstentions and Broker Non-Votes. Abstentions, “WITHHOLD” votes and any broker non-votes will be counted for purposes of determining whether there is a quorum at the Meeting for this vote but will have no effect on the outcome of the vote other than resulting in the applicable nominee(s) receiving fewer votes cast “FOR” such nominee(s).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT AUDITORS

The Board is submitting for ratification at the Annual Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2025.

Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of Abstentions and Broker Non-Votes. Abstentions and broker “non-votes” will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2025.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
OTHER MATTERS

No other matters are expected to be presented for action at the Annual Meeting. Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.pshipping.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Performance Shipping Inc. at +30-216-600-2400, email Performance Shipping Inc. Investor Relations at ir@pshipping.com, or write to Performance Shipping Inc., 373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece.

By Order of the Board of Directors

Andreas Michalopoulos
Chief Executive Officer

November 4, 2025
Athens, Greece